UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Following the publication of the updated “Global Banking Methodology” on May 24, 2017, DBRS Ratings Limited and DBRS, Inc. (collectively, DBRS) have concluded the review of certain subordinated debt ratings of several European banking groups started on January 13, 2017.

As a result, DBRS has downgraded BBVA’s subordinated debt1 rating by 1 notch, from A (low) to BBB (high), with stable outlook.

This rating action is in line with the one taken today by DBRS in 27 European banking groups rated by DBRS.

The rest of ratings assigned to BBVA remain unchanged.

Madrid, June 9, 2017

[1]	ISINs of subordinated debt rated by DBRS and impacted by this rating action: ES0213211131, ES0213211115, ES0213211107, ES0214974059, ES0214974067 and ES0214973051.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 12, 2017	By:	/s/ Gloria Couceiro Justo
	Name:	Gloria Couceiro Justo
	Title:	Head of Investors Relations